SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*

First Quantum Minerals, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

335934105

(CUSIP Number)

31 DECEMBER 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 335934105	Schedule 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Management Limited
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*	(a)	☐
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
3,190,140

	7.	SOLE DISPOTIVE POWER
0

	8.	SHARED DISPOTIVE POWER
3,909,593

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,909,593

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.81%

12.	TYPE OF REPORTING PERSON
IA

CUSIP No. 335934105	Schedule 13G	Page 3 of 6 Pages

Item 1(a).		Name of Issuer:

First Quantum Minerals Ltd.

Item 1(b).		Address of Issuer's Principal Executive Offices:

543 Granville Street, 8th Floor
Vancouver, BC V6C 1X8 Canada

Item 2(a).		Name of Person Filing:

M&G Investment Management Limited (MAGIM)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Governor's House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c).		Citizenship:

United Kingdom, England

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

335934105

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

MAGIM acts as an investment advisory client, and none of the shares are directly owned by MAGIM.
Some of the securities covered by this report are owned legally by Vanguard precious Metals and Mining Fund, MAGIM’s investment advisory client.
MAGIM has sole investment power and no voting power in these securities.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

M&G, in its capacity as investment manager, may be deemed to beneficially own 3,909,593 shares of the Issuer.

	(b)	Percent of Class:

5.81%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

3,190,140

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

3,909,593

CUSIP No. 335934105	Schedule 13G	Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

☐

Item 8.	Identification and Classification of Members of the Group.

M&G Investment Management Limited (MAGIM)

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 335934105	Schedule 13G	Page 5 of 6 Pages

Item 10.	Certification

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. 335934105	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	--//Mark Thomas//--

	Name:	Mark Thomas
	Title:	Head of Group Funds

Date: February 13, 2007